FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated December 1, 2009
Dated December 1, 2009

CHINACAST EDUCATION CORPORATION
 Shares of Common Stock
Final Term Sheet

Issuer:	ChinaCast Education Corporation (the “Company”)

Security:	Common stock, par value $0.0001 per share

Size:	5,930,000 shares of common stock

Over-allotment option:	889,500 additional shares of common stock

Public offering price:	$6.85 per share

Underwriting discounts and commissions:	$0.3425 per share

Net proceeds (excluding the over-allotment):	$38.2 million (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Form of Offering
Firm commitment underwritten public offering pursuant to a registration statement of Form S-3 that was filed on August 22, 2008 and declared effective on September 24, 2008 and pursuant to a registration statement on Form S-3 that was filed and became automatically effective on December 1, 2009

Listing	The Company’s shares of common stock are listed on the NASDAQ Global Market under the symbol “CAST”

Trade date:	December 2, 2009

Settlement date:	December 7, 2009

Underwriters:	Roth Capital Partners, LLC
Brean Murray, Carret & Co., LLC
Global Hunter Securities, LLC

Management Participation:
Certain of the Company’s directors and officers, including our Chairman and CEO, Ron Chan Tze Ngon, our President, International, Michael Santos and our Chief Financial Officer, Antonio Sena, previously indicated an interest in purchasing shares of common stock in this offering in an aggregate amount of $5 million. Because this offering is fully subscribed, these individuals have indicated their intention to purchase restricted shares of common stock from the Company in an aggregate amount of $5 million.

Capitalization

The following table sets forth the Company’s cash and cash equivalents, term deposits and capitalization as of September 30, 2009 on an actual basis, and on an adjusted basis to give effect to the sale of common stock in this offering, based on the public offering price and after deducting the underwriting discounts and commissions and estimated expenses related to this offering payable by the Company.

	As of September 30, 2009
	As Reported		As Adjusted
	RMB	US$(1)	RMB	US$(1)
Cash and cash equivalents:	(in thousands)
Cash and cash equivalents	398,312	58,575	657,998	96,764
Term deposits	280,000	41,176	280,000	41,176
Total	678,312	99,751	937,998	137,940
Capitalization:
Current portion of long-term bank borrowings	94,400	13,882	94,400	13,882
Current portion of capital lease obligation	1,289	190	1,289	190
Long-term bank borrowings, net of current portion	54,000	7,941	54,000	7,941
Capital lease obligation, net of current portion	1,313	193	1,313	193
Shareholders’ equity
Common stock (US$0.0001 par value; 100,000,000 shares authorized; 38,351,198 and 44,281,198 shares issued and outstanding, actual and as adjusted, respectively)	29	4	34	5
Additional paid-in capital	989,945	145,580	1,249,628	183,769
Statutory reserve	28,117	4,135	28,117	4,135
Accumulated other comprehensive loss	(6,159)	(906)	(6,159)	(906)
Retained earnings	128,361	18,877	128,361	18,877
Total ChinaCast Education Corporation shareholders’ equity	1,140,293	167,690	1,399,981	205,880
Noncontrolling interest	22,774	3,349	22,774	3,349
Total shareholders’ equity	1,163,067	171,039	1,422,755	209,229
Total capitalization	1,314,069	193,245	1,573,757	231,435

(1)
All amounts in the Company’s consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers. An exchange rate of RMB6.8 was applied at September 30, 2009.

The issuer has filed registration statements (each, including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227.